NuMobile, Inc.
2520 South Third Street, Suite 206
Louisville, KY 40208

July 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Maryse Mills-Apenteng, Special Counsel

	Re:	NuMobile, Inc. Preliminary Information Statement on Schedule 14C Filed June 15, 2010 File No. 000-30949

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated June 21, 2010 relating to the above-referenced preliminary information statement of NuMobile, Inc. (“NuMobile” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General Information, page 3

1.
It appears that Beachhead LLC, the holder of Class A preferred stock, owns 51% of the voting power of the company as a result of a recent change to your Articles of Incorporation on May 3, 2010 that you disclosed in the Font 8-K filed on May 5, 2010. Please disclose in the information statement the transactions and events that led to Beachhead's majority voting power, and whether it was related to your proposal to effect a reverse stock split.

Response:

The information statement has been revised to disclose the transactions and events that led to Beachhead’s majority voting power, and whether it was related to the Company’s proposal to effect a reverse stock split, in accordance with the Staff’s comment.

2.
We note that the amendment to the certificate of designation filed as part of the Form 8-K on May 5, 2010 states that stockholder approval was obtained to amend the certificate of designation to grant the holder of Class A Preferred Stock 51% of the voting power of the shareholders of the company. It appears that you did not file a proxy statement or information statement to obtain this approval. Please advise as to how you obtained stockholder approval to amend the certificate.

Response:

Section 78.1955(3) of the Nevada Revised Statutes governs the process of amending a certificate of designation for a Nevada corporation, where shares of the class or series have already been issued, as was the case for the Company’s Class A Preferred Stock. Section 78.1955(3) of the Nevada Revised Statutes provides that, “Unless otherwise provided in the articles of incorporation or the certificate of designation, if shares of a class or series of stock established by a resolution of the board of directors have been issued, the designation of the class or series, the number of the class or series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the class or series may be amended by a resolution of the board of directors only if the amendment is approved … by the vote of stockholders holdings shares of the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation, of:

(a) each class or series of stock being amended; and
(b) Each class and series of stock which, before amendment, is senior to the class or series being amended as to the payment of distributions upon dissolution of the corporation, regardless of any limitations or restrictions on the voting power of that class or series.”

The Company does not have any class or series of stock which is senior to the Class A Preferred Stock as to the payment of distributions upon dissolution. Accordingly, the only shareholder approval required for the amendment to the certificate of designation for the Class A Preferred Stock was the approval of Beachhead, the holder of the outstanding Class A Preferred Stock, which was obtained. Since consent of the common shareholders was not required, and the Class A Preferred Stock is not registered under the Securities Exchange Act of 1934, as amended, the Company was not required to file a proxy or information statement with respect to the amendment to certificate of designation.

Section 78.1955(4) of the Nevada Revised Statutes provides that, a “certificate of amendment to a certificate of designation … must: … state that the approval of the stockholders pursuant to subsection 3 has been obtained”. The statement in the amendment to the certificate of designation for the Class A Preferred Stock that “shareholder approval” was obtained, which statement was required by Nevada law, refers only to the approval of the holder of the outstanding Class A Preferred Stock, which was the only required shareholder approval under Nevada law, as noted above.

Amendment to the Articles of Incorporation to Effect Reverse Stock Split, page 4

3.
Please expand your disclosure to include a table that shows (i) the number of shares authorized, (ii) the number of shares authorized and reserved for issuance, and (iii) the number of shares authorized but unissued before and after completion of the reverse stock split for the company's common stock and each class/series of preferred stock. Further, we note that your disclosure on page 5 that the "conversion ratio for each instrument will be reduced, and the exercise price, if applicable, will be increased." Please consider adding a table that shows how the conversion ratios and the exercise prices will be adjusted.

Response:

The requested tables have been added in accordance with the Staff’s comment.

4.
We note your disclosure on page 4 that the effect of the reverse stock split will be to reduce the number of shares of common stock outstanding. Please clarify whether the company intends to reduce the number of authorized shares. If not, we note that the proposal to effect a reverse stock split will have the effect of increasing the number of authorized and unissued shares and you should disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares.

Response:

The information statement has been revised to disclose that the Company does not intend to reduce the number of authorized shares, and whether the Company has any current plans, proposals or arrangements to issue any of the additional shares.

Very Truly Yours,

/s/ James Tilton
Chief Executive Officer